Exhibit 99.1

Dejour IP Tests at Kokopelli Yield a Combined 6.8 MMCF/D

Revenues to be Augmented by NGL and Condensate Values

Denver, Colorado, August 28, 2013 -- Dejour Energy Inc. (NYSE MKT: DEJ / TSX: DEJ), an independent oil and natural gas exploration and production company operating in North America's Piceance Basin and Peace River Arch regions, announces that early natural gas production at the Company’s flagship Kokopelli project has now exceeded 4,500 MCF/D of rich gas (1.181 MMBTU’s per MCF), as the four new Williams Fork completions continue to unload fracture fluid while flowing to sales at restricted rates.

As previously disclosed, these four wells were completed in the Williams Fork formation with eight fracture stages per well and placed into production under Dejour’s policy of green completions. To date, approximately one third of the fluid injected has been recovered and the wells continue to unload fluid at a combined rate of 850 BWP/D. Initial four hour well tests were performed on each well on August 24 and 25. The average well flow rate during the test period was 1,700 MCF/D, for a total of 6,800 MCF/D for the four wells, with a high of 2,100 MCF/D and a low of 1,300 MCF/D. Currently the well production is being choked back in order to facilitate the recovery of fracture fluids. Combined sales of natural gas from the four wells have increased steadily over the last month to 4,500 MCF/D (5,300 MMBTU’s per day). Additional production growth is expected as the wells continue to clean up following the hydraulic fracturing operation.

While Dejour maintains a 71.5% WI in the project, its share in the net revenue stream from these initial wells is ~25% before payout and ~40% after 150% of payout based on an updated financial deal with the Company’s Denver based drilling fund partner.

Dejour’s liquids rich gas is transported and sold through gathering, processing and transportation arrangements with WPX Energy Inc. (NYSE:WPX) and Williams Energy Services LLC. Condensate yield from the wells is estimated to be between 12 and 15 BBLS per MMCF. Exact condensate yield will be determined upon diminishment of water flow currently being experienced.

With the successful completion of our initial Williams Fork development program, Dejour is now shifting focus to the development of the deeper Mancos (Niobrara) high-pressure gas resource, a newly developing trend in the Piceance that is expected to escalate through 2014. This extremely prolific resource underlays Dejour’s leasehold in the Piceance and provides potential for a number of high return drilling opportunities to the Company.

Dejour, as operator, has controlling interests in over 12,500 gross acres of prospective Mancos (Niobrara) resource throughout the Piceance Basin.

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About Dejour

Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America’s Piceance Basin (approximately 107,000 net acres) and Peace River Arch regions (approximately 7,500 net acres). Dejour’s seasoned management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage. Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange MKT (NYSE MKT: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO	Investor Relations – New York
598 – 999 Canada Place,	Craig Allison
Vancouver, BC Canada V6C 3E1	Phone: 914.882.0960
Phone: 604.638.5050 Facsimile: 604.638.5051	Email: callison@dejour.com
Email: investor@dejour.com

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